Exhibit 1

BY FAX (703) 453-8578 and FEDERAL EXPRESS

January 23, 2007

Mr. John Sponyoe

Chairman of the Board

TNS, Inc.

11480 Commerce Park Drive

Suite 600

Reston, VA 20191

Dear John:

Thank you for your call yesterday explaining the Board’s unwillingness to participate in a proposed conference call with shareholders of TNS (the “Company”). You indicated that the Board considered the risks of selective disclosure on such a call too significant.

The Shamrock Activist Value Fund’s (“SAVF”, “our”, “we”) intention was to share with the Board a set of ideas that it believes would enhance value and begin to restore trust and confidence between shareholders and the Board; we only asked that the Board listen on this proposed call. Following the 2006 fiscal year, all TNS stakeholders should strive for improved communication and understanding in 2007.

The four broad areas we want to discuss are:

1.	Disclosure of Key Financial Targets: We propose that the Board disclose EBITDA, FCF (free cash flow: operating cash flow less maintenance capital expenditures) and ROIC (return-on-invested capital) targets for FY 2007 and FY 2008. With this critical information, shareholders can judge for themselves the performance of management and the Board and whether or not an offer for the Company is adequate.

2.	Long-Term Incentive Compensation: A Board’s design and implementation of an overall compensation plan, particularly the long-term incentive elements, represent a vivid lens to its governance. We were disappointed that the most recent issuance of restricted stock had no alignment to internal financial metrics that, we believe, correlate to long-term shareholder value creation. I will send to you under separate cover a summary compensation “white paper” outlining a conceptual framework consistent with emerging best practices that seek to provide a meaningful relationship between pay and performance.

3.	Capital Management Strategy: We urge the Board to consider distributing to shareholders approximately $150mm of cash or $6.00 per share. Because the Company has a solid customer base, and steady and recurring revenues, it should not require the current level of financial flexibility. We believe an overly capitalized balance sheet often results in poor capital allocation decisions and presents the opportunity for a financial buyer to capture value at the expense of the existing owners. Capital can be returned to shareholders through a variety of mechanisms: dividends, special dividends, share repurchase, etc. Importantly, the Board should seek to articulate a comprehensive capital management policy given the Company’s current corporate strategy.

4.	Board Composition: We encourage the Board to recruit immediately two new independent directors. The directors should be selected through a disciplined process that specifies key skills and attributes that compliment those of the existing Board members and match well the strategic challenges and opportunities of the Company over the next several years. We also strongly suggest that you actively seek input in good faith from your shareholders during this process. Fresh perspectives seem vital and appropriate given the recent history at the Company.

John, I wish to discuss with the Board at an in-person meeting these and other matters as soon as practical. Irrespective of the former CEO’s offer, or any other offer, it is our belief that these ideas would be beneficial to all shareholders. I look forward to hearing from you and we welcome the opportunity to share our views and actively participate in efforts to improve long-term shareholder value.

Kind regards,

/s/ Michael J. McConnell

Michael J. McConnell